                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

COOP - TELECOM ITALIA AGREEMENT:

ANNOUNCING ITALY'S FIRST VIRTUAL MOBILE OPERATOR

Milan, 30 March 2007 – An agreement between COOP Italia and Telecom Italia has paved the way for Italy’s first virtual mobile carrier, which is launching a range of services marketed under the “COOPVoce” brand.

The “COOPVoce” service will begin this April with a sample of COOP members who will try out COOPVoce’s new features and functions. When the trial phase concludes a few weeks later, COOP members and their families will be able to purchase SIM cards and top-ups from COOP outlets or on the net at www.e-coop.it. COOP members will be able to make domestic and international calls, send and receive SMS and MMS messages, browse the web and access value-added services, just like the clients of any other mobile phone company.

The new service will work in Italy and abroad, thanks to Telecom Italia’s existing international roaming agreements.

The COOP will be setting its own pricing and rolling out a range of sales offerings. The company is directly responsible for customer acquisition and customer relations during the sales and after-sales phase through a dedicated number. For this service, the COOP was assigned the number “188” by the Comunications Ministry. COOP customer phone numbers will begin with the four digit mobile dial code “3311”.

“The COOP’s marketing of mobile telephony services over Telecom Italia infrastructure,” says COOP Italia Chairman Vincenzo Tassinari, “will help to promote competition on the mobile telecommunications market and benefit consumers. Our number one objective is to help families budget by offering straightforward, value-for-money solutions, in what is a further significant benefit to our members.”

Tassinari continues: “We will be managing sales ourselves through our extensive, ramified distribution network right across Italy (COOP is Italy’s largest major retailer, with a 17.1% market share, 6½ million members, over 1,300 outlets and 53,000 employees). By leveraging the loyalty the brand inspires, the COOP will be up and running in full competition with the other enterprises that operate on the Italian market.”

Aldo Soldi, Chairman of the Italian Cooperative Association, stresses that this move is a specific part of the COOP’s strategy, which he defines as “operating as an ensemble of businesses that cater to the latest consumer needs. The COOP is entering new markets where major consumer benefits can be extended to Italian families.”

The COOP mobile telephone offering will be characterized by two key elements: value for money and a clear pricing system that is both easy to understand and easy to compare, managed by COOP Italy in the interests of its cooperative affiliates and COOP members.

Telecom Italia is providing the COOP with nationwide mobile network technology infrastructure, plus the company’s expertise in running complex IT systems and developing innovative services.

“This agreement with the COOP,” points out Telecom Italia CEO Riccardo Ruggiero, “adds value to Telecom Italia’s infrastructure assets and is a tangible response to the expectations of institutions and consumers. It is a further sign that the mobile network access market in Italy is competitive, and on a par with other successful experiences in European markets.”

This move is the first result of the memorandum of understanding signed by the COOP and Telecom Italia in April 2006. The agreement offers scope for subsequent strategic cooperation in telephony.

COOP

Telecom Italia

Silvia Mastagni

Media Relations

Press Office

+39.06.3688.2610                                             +39 06 441811 - +39 335 7884168

www.telecomitalia.it/media

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 30th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager